Exhibit 21

SUBSIDIARIES OF THE COMPANY

Name	Jurisdiction of Incorporation/Organization	Holder of Outstanding Stock
Renasant Bank	Mississippi	Renasant Corporation

Primeco, Inc.	Delaware	Renasant Bank

Renasant Leasing Corp.	Mississippi	Renasant Bank

Renasant Investment Corp.	Delaware	Renasant Leasing Corp.

Renasant Capital Corp.	Maryland	Renasant Investment Corp.

Renasant Insurance, Inc.	Mississippi	Renasant Bank

PHC Statutory Trust I	Connecticut	Renasant Corporation (1)

PHC Statutory Trust II	Delaware	Renasant Corporation (1)

Heritage Financial Statutory Trust I	Connecticut	Renasant Corporation (1)

Capital Bancorp Capital Trust I	Delaware	Renasant Corporation (1)

(1)	Renasant Corporation is the holder of the Trusts’ common securities.